UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐  No ☒

Contact:
Alon Holdings Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498

Email: ellils@bsi.co.il

ALON HOLDINGS BLUE SQUARE - ISRAEL
ANNOUNCES FILING OF A SHELF OFFERING REPORT

ROSH HA'AYIN, Israel – November 8, 2010 – Alon Holdings Blue Square - Israel Ltd. (the "Company") (NYSE and TASE: BSI), announced that, pursuant to its Shelf Prospectus dated February 19, 2010, the Company has filed today a Shelf Offering Report (the "Offering Report") with the Israel Securities Authority and the Tel Aviv Stock Exchange Ltd. ("TASE").

Pursuant to the Offering Report, the Company is offering (the "Public Offer") one series of unsecured and non-convertible notes (the "Series C Notes"), which will mature during the period of 2011-2022, as further detailed below:

Series C Notes in an aggregate principal amount of up to NIS 100,000,000 (approximately $27.9 million) (plus an additional NIS 15 million (approximately $4.2 million) that the Company may be entitled to issue if potential investors oversubscribe for the offering), payable in 12 equal annual installments (11 installments of 8.33333% and a last installment of 8.33337%) on November 4 of each of the years 2011 through 2022, bearing a fixed annual interest rate of 2.5%, payable semi-annually on May 4 and on November 4 of each of the years 2011 through 2022 (the first interest payment will be made on May 4, 2011, and the last interest payment will be made on November 4, 2022). The Series C Notes (principal and interest) will be linked to increases in the Israeli Consumer Price Index ("CPI") for the month of September 2010.

The Series C Notes will be offered in a public tender in NIS units, each in the principal amount of NIS 1,000, at a price per unit to be determined by tender. The public tender for all of the Series C Notes is expected to be held on November 9, 2010.

The Company intends to use the net proceeds from the Public Offering for general corporate purposes, which may include financing our operating and investing activity, and continued dividend distributions as customary in the Company.

The Series C Notes are unsecured, do not restrict the Company's ability to issue additional notes of any class or distribute dividends in the future, and contain standard terms and conditions. The Series C Notes will be listed for trading on the TASE only.

On August 10, 2010, Midroog Ltd. (an Israeli rating agency, a 51% subsidiary of Moody’s), announced that it had assigned an "A1" rating (on a local scale) to any new notes in the aggregate amount of up to NIS 500 million (approximately US$139.6 million) in principal amount value, which may be issued in the future by the Company. Accordingly, the Series C Notes, if issued, will be rated with an "A1" rating by Midroog.

The consummation of the Public Offering and its terms are subject to market conditions. Accordingly, there is no assurance at this stage that the Public Offering will be completed.

The Series C Notes, if offered, will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.  Any offering of securities pursuant to the Shelf Prospectus, the Offering Report and any supplemental shelf offering report, if made, will be made only in Israel.

This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series C Notes.

*  *  *

Alon Holdings Blue Square – Israel Ltd. (hereinafter: "Alon Holdings") is the largest retail group in the state of Israel. It operates in various segments: In its Supermarket segment it is a pioneer of modern food retailing in the region, and through its 100% subsidiary, Mega Retail Ltd., currently operates 207 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. Alon Holdings holds 80% of TASE traded Dor Alon, one of the four largest fuel retail companies in Israel based on the number of fuel stations and a leader in the convenience store sector, Dor Alon holds a Chain of 186 fuel stations and 175 convenience stores in various formats throughout Israel.  In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary Bee Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In its Real Estate segment, Alon Holdings, through its TASE traded 78.39% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2009 and under the heading "Risk Factors" in our shelf prospectus filed in Israel, portions of which were submitted to the SEC on Form 6-K on February 18, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated: November 8,  2010